

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2021

Calvin D. Smiley
Chief Executive Officer
JV Group, Inc.
9605 W. 49th Ave., #200
Wheat Ridge, CO 80033

> **Re: JV Group, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed August 5, 2021**
> **File No. 000-21477**

Dear Mr. Smiley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10-12G filed August 5, 2021

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Matters, page 25

1. We note disclosure here and elsewhere in your registration statement indicating that your shares trade on the OTC PINK, and providing historical trading prices. However, the OTC Markets website states that OTC Markets Group has discontinued the display of quotes in your common stock because it has been labeled Caveat Emptor. Please revise your disclosure to discuss the Cavaet Emptor designation, including the reason for the designation and when trading was discontinued, and tell us how you have been able to provide historical trading prices if your trading has been discontinued.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Calvin D. Smiley
JV Group, Inc.
September 1, 2021
Page 2

You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Melanie Singh at 202-551-4074 or Pamela Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction